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THIRD QUARTERLY REPORT OF 2011

Summary

The 2011 third quarterly financial report of China Southern Airlines Company Limited (the “Company”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09(1) and 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1
The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant that this report does not contain any inaccurate or misleading statements or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

1.2	All the Directors attended the Board meeting.

1.3	The third quarterly financial report of the Company is unaudited.

1.4
Mr. Si Xian Min (Chairman), Mr. Tan Wan Geng (Chief of Accounting Work and General Manager of the Company), Mr. Xu Jie Bo (Chief Financial Officer of the Company) and Mr. Lu Hong Ye (Chief of the Accounting Department and General Manager of the Finance Department of the Company) declare that they warrant the truthfulness and completeness of the financial report contained in this quarterly report.

2	Basic particulars of the Company

2.1	Major accounting data and financial indicators (Currency: RMB)

	At the end of the reporting period	At the end of the previous year	Increase/decrease recorded at the end of the reporting period as compared to the end of the previous year (%)
Total assets (million)	125,901	111,229	13.19
Owner’s equity (or shareholders’ equity) (million)	32,892	26,755	22.94
Net assets per share attributable to the shareholders of the Company	3.35	2.73	22.71
	From the beginning of the year to the end of the reporting period		Increase/decrease compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (million)	11,669		24.18
Net cash flow per share from operating activities	1.19		1.71

	Reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease recorded in the reporting period as compared to the corresponding period of the previous year(%)
Net profit attributable to the shareholders of the Company (million)	3,132	5,887	2.99
Earnings per share – Basic	0.32	0.60	-15.79
Earnings per share – Basic, after deducting non-operating profit/loss	0.31	0.57	-18.42
Earnings per share – Diluted	0.32	0.60	-15.79
Weighted average return on net assets (%)	10	19.74	Decreased by a percentage of 11.77
Weighted average return on net assets after deducting non-operating profit/loss (%)	9.75	18.85	Decreased by a percentage of 12.03

Items and amounts of non-operating profit/loss subject to deduction (Unit: Million; Currency: RMB)
Items	Amount
Gain/loss from disposal of non-current assets	178
Government subsidies included in profit or loss for the period (except for the grants which are closely related to the enterprises’ business and have the standard amount and quantities in accordance with the national standard)	157
Gain on change in fair value of financial assets and liabilities held for trading, and disposal of financial assets and liabilities held for trading and available-for-sale equity securities, except gain/loss from business in relation to hedging	1
Other net non-operating income	27
Effect of the adjustments on taxation	-88
Effect of minority interests	-11
Total	264

2.2	Number of shareholders and particulars of the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions at the end of the reporting period

Unit: Share
Total number of shareholders at the end of the reporting period(shareholders)	254,106
Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions held at the end of the reporting period	Type of shares
China Southern Air Holding Limited	3,300,000,000	RMB Ordinary shares
HKSCC Nominees Limited	1,750,066,398	Overseas listed foreign shares
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares
China Everbright Bank Company Limited – Everbright Pramerica Quantified Core Securities Investment Fund （中國光大銀行－光大保德信量化核心證券投資基金)	58,431,394	RMB Ordinary shares
China Life Insurance Company Limited – Traditional-Ordinary Insurance Product-005L-CT001 Shanghai (中國人壽保險股份有限公司－傳統－普通保險產品－005L－CT001滬)	40,321,492	RMB Ordinary shares
China Construction Bank - Yinhua-Dow Jones China 88 Select Equity Fund (中國建設銀行－銀華－道瓊斯 88 精選證券投資基金)	17,685,823	RMB Ordinary shares
National Social Securities Fund 105 Group (全國社保基金一零五組合)	17,599,869	RMB Ordinary shares
CITIC Securities Company Limited (中信證券股份有限公司)	16,115,507	RMB Ordinary shares
Agricultural Bank of China - China AMC Renaissance Fund (中國農業銀行－華夏復興股票型證券投資基金)	14,551,708	RMB Ordinary shares
Industrial and Commercial Bank of China Limited – Fullgoal CSI 300 Enhanced Index Securities Investment Fund (中國工商銀行股份有限公司－富國滬深300增強證券投資基金 )	13,043,657	RMB Ordinary shares

§3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

√Applicable  □Not applicable
3.1.1.	Items which have experienced major changes in the consolidated balance sheet:
Unit: million  Currency: RMB
Item	Balance at the end of the reporting period	Balance at the end of the previous year	Increase/ decrease ratio	Main reason(s) for the change
Other current assets	1,014	-	N/A	Mainly due to the purchase of bonds and financial products by the Group's subsidiary, Xiamen Airlines Company Limited.
Construction in progress	15,691	10,014	57%	Mainly due to the advance payments for the purchase of aircraft by the Group.
Short-term loans	4,892	3,568	37%	Mainly due to the advance payments for the purchase of aircraft by the Group.
Non-current liabilities due within one year	13,897	7,410	88%	Mainly due to the increase in the balance of long-term bank and other loans and obligations under finance lease due within one year.
Undistributed profits	8,062	2,175	271%	Mainly due to the net profit generated by the Group.
Minority interests	5,458	3,464	58%
Mainly due to the receipt of investments by Hebei Aviation Investment Group Corporation Limited to Xiamen Airlines Company Limited, the Group's subsidiary and the profits generated by subsidiaries of the Group during the reporting period.

3.1.2.           Items which have experienced major changes in the consolidated income statement:

Unit: million  Currency: RMB
Item	Amount during the reporting period	Amount during the corresponding reporting period of the previous year	Increase/decrease ratio	Main reason(s) for the change
Financial expenses	(764)	(419)	82%	Mainly due to the increase in net exchange gain during the reporting period.
Non-operating income	321	83	287%	Mainly due to the increase in gains on disposal of fixed assets, and government subsidies recognised.
Non-operating expense	31	5	520%	Mainly due to the increase in loss on disposal of fixed assets.
	Amount from the beginning of the year to the end of the reporting period	Amount from the beginning of the previous year to the end of the reporting period of the previous year
Business tax and surcharges	1,942	1,459	33%
Mainly due to the combined effect of increase in operating revenue, payment for city maintenance and construction tax and other surcharges, and the payment for business tax on the fuel surcharge in 2011.

Financial expenses	(1,499)	(59)	2,441%	Mainly due to the increase in net exchange gain.
Investment income	193	1,193	-84%	Mainly due to the disposal gain of the Group's 50% equity interest in MTU Maintenance Zhuhai Co., Ltd. in the corresponding period of the previous year.
Non-operating income	1,170	430	172%	Mainly due to the increase in gains on sale of property, plant and equipment, and government subsidies recognised as compared with the corresponding period of the previous year.
Non-operating expense	84	21	300%	Mainly due to the increase in loss on disposal of property, plant and equipment during the period.

3.1.3           Items which have experienced major changes in the consolidated cash flow statement:
                                                                                                         Unit: million  Currency: RMB
Item	Amount from the beginning of the year to the end of the reporting period	Amount from the beginning of the previous year to the end of the reporting period of the previous year	Increase/ decrease ratio	Main reason(s) for the change
Other cash receipts relating to operating activities	718	291	147%	Mainly due to the increase in government subsidies received.
Payments of all types of taxes	3,714	1,730	115%
Mainly due to the increase in payment of business tax and surcharges and corporate income tax as a result of the increase in operating revenue and taxable profit, and the payment of 2010's corporate income tax in the period.

Cash received from the refund of investment	4	1,607	-100%	Mainly due to the disposal gain of the Group's 50% equity interest in MTU Maintenance Zhuhai Co., Ltd. in the corresponding period of the previous year.
Net cash received from disposal of fixed assets, intangible assets and other long-term assets.	890	233	282%	Mainly due to the increase in the number of aircraft disposed by the Group during the reporting period.
Other cash receipts relating to investment activities	20,097	48	41,769%	Mainly due to the settlement payment received on the bonds and financial products by Xiamen Airlines Company Limited.
Other cash payments relating to investment activities	20,962	61	34,264%	Mainly due to the payment of bonds and financial products purchased by Xiamen Airlines Company Limited.
Cash received from investments to subsidiaries from their minority shareholders	1,500	-	N/A
Mainly due to the receipt of capital injection made by Hebei Aviation Investment Group Corporation Limited to Xiamen Airlines Company Limited and the capital injection made by State-Owned Assets Supervision and Administration Commission of Guizhou Government.

Cash received from borrowings	12,940	20,882	-38%	Mainly due to the decrease in newly added loans.
Cash repayments of amounts borrowed	8,951	15,914	-44%	Mainly due to the decrease in short-term loan balance as at 1 January 2011 as compared to 1 January 2010.

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

        √Applicable   □Not applicable

On 29 September 2011, the Company held the fourth meeting of the sixth session of the Board, which considered and approved the share appreciation scheme of the Company.  Please refer to the announcement published in China Securities Journal, Shanghai Securities News and on the website of the Shanghai Stock Exchange on 30 September 2011 for details.

3.3	Performance of the undertakings by the Company, its shareholders and beneficial owners

        √Applicable   □Not applicable

Type of Undertakings	Contents of Undertaking	Performance Status
Share Reform Undertaking
(1)      CSAHC will not deal in or transfer any shares of the Company it holds within 36 months from the effective date of the Share Reform Plan;

(2)      At the annual general meetings of the Company for the years from 2007 to 2009, CSAHC will propose the Company to distribute dividends in cash and would vote in favor of such proposal, so that the percentage of average annual cash dividend the Company distributes from 2007 to 2009 will not be less than 50%, i.e. the ratio of the aggregate cash dividend to be distributed in the three years from 2007 to 2009 to the cumulative total of profits distributable to the shareholders in those years will not be less than 50%;

(3)      Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system.

The Lock-up Undertaking has been implemented. As the Company did not have any distributable profits during the years from 2007 to 2009, according to the PRC Company law, the Company could not  distribute any cash dividend. The Board has considered and approved the share appreciation scheme of the Company on 29 September 2011 and the scheme is subject to the shareholders' approval at the general meeting.

Issuance Undertaking
Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC (the controlling shareholder of the Company) subscribed for 721,150,000 H Shares on 21 August 2009 through the non-public issuance and undertook not to transfer the H shares within a period of 12 months from the date of issuance.

This undertaking has been fully implemented.
Other undertakings toward the medium-sized and minority shareholders of the Company
1.        The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC.

2.        In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement.

3.        In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the cost and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: A. any production losses arising from the lack of title certificates, B. any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2011 and would compensate the Company for any losses arising from the undertakings.
These undertakings are in the course of being implemented

4.       The relevant undertakings under the Financial Services Framework Agreement between the Company and SA Finance:

a.             SA Finance is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

b.            The operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

c.             In respect of the Company's deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company;

d.            As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

3.4
Warning in respect of, and the reason for, the  forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

□Applicable  √Not applicable

3.5	The implementation of cash dividends policy during the reporting period

No cash dividends were paid during the reporting period by the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 October 2011

As at the date of this announcement, the Directors include Si Xian Min and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.